September 9, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee and Jennifer Monick

Re:	Two Harbors Investment Corp.

Form 10-K for the year ended December 31, 2020

Filed February 25, 2021

Form 10-Q for the quarterly period ended June 30, 2021

Filed August 5, 2021

File No. 001-34506

Dear Mr. McPhee and Ms. Monick:

We refer to the comment letter dated September 1, 2021 from the Staff of the Securities and Exchange Commission concerning the Form 10-K for the year ended December 31, 2020 and the Form 10-Q for the quarterly period ended June 30, 2021 for Two Harbors Investment Corp. (the “Company”). We have set forth in boldface type the text of the Staff’s comments in the aforementioned comment letter, followed by the Company’s responses in plain text.

Form 10-K for the year ended December 31, 2020

Financial Condition

Equity, page 52

1.	We note your disclosure of core earnings attributable to common stockholders. This non-GAAP measure includes adjustments for various realized and unrealized gains (losses) and provision for credit losses. In light of these adjustments, please tell us how you determined it was appropriate to title this measure as core earnings. Further, our understanding is that this measure is commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if this measure is used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

Response:

As disclosed in the Company’s filings, core earnings includes net interest income, accrual and settlement of interest on derivatives, dollar roll income on Agency to-be-announced securities (“TBA”), servicing income net of estimated amortization and recurring cash related operating expenses. As a residential mortgage REIT, core earnings is used by management, analysts and investors to evaluate the operating performance of the Company’s core business, providing for period-over-period comparisons as well as measuring performance versus industry peers. The Company and its board of directors consider several measures when setting the common stock dividend, including sustainability, earnings power, impact to book value and taxable income.

The Company believes core earnings is a useful measure for the reasons stated above; however, the Company respectfully acknowledges recent comments from the Staff regarding the use of this term and will revise the title of core earnings to “earnings available for distribution” commencing with the Company’s filings for the quarter ended September 30, 2021. The Company will also expand its disclosure as follows to clarify that earnings available for distribution to common stockholders is only one of several measures considered in setting its common stock dividend:

Earnings available for distribution is one of several measures the Company’s board of directors considers to determine the amount of dividends on our common stock and should not be considered an indication of our taxable income or as a proxy for the amount of dividends we may pay.

Form 10-Q for the quarterly period ended June 30, 2021

Summary of Results of Operations and Financial Condition, page 53

2.	We note your disclosure on page 53 that you sold approximately one-third of your Agency RMBS portfolio during the first quarter of 2020 in order to reduce risk and raise cash to establish a strong defensive liquidity position to weather potential ongoing economic and market instability. We also note your disclosure that the Agency RMBS market has stabilized and there is more clarity regarding forbearance levels and deferral programs on Agency MSR, and that you expect to continue to deploy capital to your target assets over time. Please tell us how you determined that these disclosures accurately reflect your business activity in light of the continued significant liquidation of your Agency RMBS portfolio in quarters subsequent to the first quarter of 2020. Please revise your MD&A disclosure in future filings, if appropriate. Please refer to Item 303 of Regulation S-K.

Response:

During the first quarter of 2020, the Company experienced unprecedented market conditions as a result of the global COVID-19 pandemic, including unusually significant spread widening in both Agency RMBS and non-Agency securities. During that time, the Company focused on raising excess liquidity and de-risking its portfolio, including the reduction of its Agency RMBS/TBA position from $35.5 billion at December 31, 2019 to $19.7 billion at March 31, 2020, in order to weather the liquidity crisis in the market. Late in the first quarter of 2020, the Federal Reserve committed to unlimited purchases of Agency RMBS. This action was successful in helping to stabilize that market as spreads largely returned to pre-COVID-19 levels in the second quarter of 2020. The Company’s Agency RMBS/TBA portfolio remained at a similar size throughout 2020, ending the year at $20.2 billion.

In the first half of 2021, the Company did reduce its Agency RMBS/TBA position somewhat as historic spread tightening resulting from the previously aforementioned purchases by the Federal Reserve made investments in Agency RMBS/TBA less attractive. In the ordinary course of business, management makes investment decisions in order to reflect the changing risk/reward dynamics in the market and in the Company’s portfolio. The decision to reduce the Agency RMBS/TBA position in the first half of 2021 was in appreciation of this, rather than any ongoing concern about liquidity risk stemming from the COVID-19 liquidity crisis in March of 2020. The Company continues to believe the pace of economic recovery and the anticipated tapering of Agency RMBS purchases by the Federal Reserve will lead to spread normalization, at which time it expects to increase leverage and deploy excess cash into investments at more attractive levels. In future filings, the Company will continue to be mindful of the requirements of Item 303 of Regulation S-K and related guidance, and will update and expand upon the discussion of changes in and developments related to its portfolio as appropriate.

* * * * *

Should you have any further comments, please direct them to our Chief Financial Officer, Mary Riskey, at 601 Carlson Parkway, Minnetonka, MN 55305, via telephone at (612) 453-4082 or via email at mary.riskey@twoharborsinvestment.com.

Sincerely,

TWO HARBORS INVESTMENT CORP.

By:	/s/ Mary Riskey
Name:	Mary Riskey
Title:	Chief Financial Officer